News Release

TransAlta shareholders approve all resolutions at the Annual and

Special Meeting of Shareholders

CALGARY, Alberta (April 22, 2016) – TransAlta Corporation ("TransAlta") (TSX: TA; NYSE: TAC) held its Annual and Special Meeting of Shareholders on April 22, 2016 in Calgary, Alberta. A total of 125,730,698 common shares, representing 43.67% of the shares outstanding, were represented in person and by proxy at the meeting.

The following resolutions were approved by shareholders:

1.	Election of Directors

The nine director nominees were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
John P. Dielwart	118,187,887	98.00%	2,412,941	2.00%
Timothy W. Faithfull	115,338,336	95.64%	5,262,492	4.36%
Dawn L. Farrell	116,309,199	96.44%	4,291,629	3.56%
Alan J. Fohrer	118,300,587	98.09%	2,300,241	1.91%
Gordon D. Giffin	114,788,071	95.18%	5,812,757	4.82%
P. Thomas Jenkins	117,831,284	97.70%	2,769,544	2.30%
Yakout Mansour	118,134,448	97.95%	2,466,380	2.05%
Georgia R. Nelson	117,311,342	97.27%	3,289,486	2.73%
Beverlee F. Park	118,098,113	97.92%	2,502,715	2.08%

2.	Appointment of Auditors

The Appointment of Ernst & Young LLP to serve as the independent auditors for 2016 was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Withheld	Percent
122,446,551	97.49%	3,147,252	2.51%

3.	Continuation of Shareholder Rights Plan

The vote on the resolution to continue, ratify, confirm and approve the Shareholder Rights Plan was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Votes Against	Percent
116,856,816	96.90%	3,743,514	3.10%

4.	Advisory Vote on Executive Compensation

The non-binding advisory vote to accept TransAlta's approach to executive compensation was conducted by ballot, and approved as follows:

Votes For	Percent	Votes Against	Percent
114,134,648	94.64%	6,466,180	5.36%

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com